

August 1, 2013

Via E-mail
Ray E. Winborne
Executive Vice President and Chief Financial Officer
First Data Corporation
5565 Glenridge Connector, N.E., Suite 2000
Atlanta, GA 30342

> **Re: First Data Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 19, 2013**
> **File No. 001-11073**

Dear Mr. Winborne:

We have reviewed your letter dated July 3, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 19, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 61

1.   We note your response to prior comment 1. Please tell us whether the investments within settlement assets are only related to the issuance of official checks and money orders through the company's Integrated Payments Systems ("IPS") business that ceased issuing new payment instruments after May 2010. Tell us when the most recent investment purchase was made.

2.   In your response to prior comment 2 you refer to the fiduciary nature of the settlement assets. Please tell us the following regarding your settlement activities resulting in settlement assets and liabilities recorded by the company, exclusive of the IPS business:

- Clarify the nature, terms and features of any agreements that control the custody and use of funds received for clients. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.

- Clarify the terms and conditions associated with your client fund obligations. Your response should address how this is an obligation of the company versus an obligation of your clients. Explain the impact to the company in the event you fail to perform.

3.   In your response to prior comment 2 you refer to the regulatory link between the settlement assets and liabilities. Excluding the settlement assets and liabilities related to the IPS business, describe any regulatory link between the settlement assets and liabilities reflected on your balance sheet.

4.   In your response to prior comment 2 you indicate that in order to present the purchases and sales of investments classified as settlement assets as cash flows from investing activities, the company would also need to present the issuance and settlement of payment instruments as cash flows from operating activities. Please clarify for us how the cash flows related to settlement assets and liabilities reported on your balance sheet are currently being reflected in your statements of cash flows. As these are assets and liabilities of the company, not off-balance sheet agent transactions, we believe that the related cash flows should be reflected on the statements of cash flows.

5.   In your response to prior comment 2 you indicate as settlement assets and settlement obligations themselves represent fiduciary principal and by nature do not enter into the determination of net income, you do not believe the cash flows contributing to the changes in these assets and liabilities associated with customer principal should impact operating activities. As the company generates transaction revenue based on the settlement activities, please clarify how the cash flows related to settlement activities do not represent the cash effect of transactions that enter into the determination of net income. Refer to ASC 230-10-20.

6.   In your response to prior comment 2 you refer to the guidance in ASC 230-10-45-8. Please tell us what consideration was given to disclosing in your footnotes the gross cash flows related to settlement assets and liabilities recorded on your balance sheet.   In addition, tell us what consideration was given to including disclosure in the footnotes to clearly describe the presentation of cash flows related to settlement activities.

Note 13: Stock Compensation Plans, page 97

7.   We note your response to prior comment 3 that retirement is treated as a voluntary termination as it relates to the repurchase provisions. Please confirm that you have historically treated any employees that have retired as a voluntary termination and that you have repurchased any shares obtained through the exercise of options at the lesser of the current fair value or the option's exercise price.

         You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief